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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

    Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Year Ended December 31, 2000	Commission file number 1-11463

PROMUS
RETIREMENT SAVINGS PLAN
(Full title of the plan)

Hilton Hotels Corporation
9336 Civic Center Drive
Beverly Hills, California 90210
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

36-2058176
(I.R.S. Employer Identification No.)

Financial Statements.

Financial statements for the Promus Retirement Savings Plan and the report of Arthur Andersen LLP with respect thereto are as follows:

Page(s)
Report of Independent Public Accountants	3
Statements of Net Assets Available for Benefits, —December 31, 2000 and 1999	4
Statements of Changes in Net Assets Available for Benefits, —Years Ended December 31, 2000 and 1999	5
Notes to Financial Statements	6-15

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of the Promus
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the PROMUS RETIREMENT SAVINGS PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Promus Retirement Savings Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Memphis, Tennessee,
June 26, 2001.

PROMUS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

(in thousands)

	2000	1999
Assets:
Investments:
Equity in Promus Hotel Corporation
Retirement Plans Master Trust (Note 1)	$231,096	$79,898
Loans to participants	10,780	3,352

Total investments	241,876	83,250

Receivables:
Participant contributions	357	238
Employer contributions	270	191
Loan interest and other	16	9

Total receivables	643	438

NET ASSETS AVAILABLE FOR BENEFITS	$242,519	$83,688

The accompanying notes are an integral part of these financial statements.

PROMUS RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31,

(in thousands)

	2000	1999
Additions to net assets attributed to:
Investment income:
Equity in investment activities of Promus Hotel
Corporation Retirement Plans Master Trust (Note 1)	$(6,095)	$9,168
Net appreciation in fair value of investments	—	3,540
Interest	750	453
Dividends	—	263

	(5,345)	13,424
Contributions:
Participant	20,142	6,545
Employer	14,771	4,808

	34,913	11,353

Total additions	29,568	24,777

Deductions from net assets attributed to:
Benefits paid to participants	30,444	19,636
Administrative expenses	320	31

Total deductions	30,764	19,667

Net (decrease) increase prior to transfers	(1,196)	5,110
Transfers of merged plans (Note 1)	160,027	—

Net increase	158,831	5,110
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	83,688	78,578

End of year	$242,519	$83,688

The accompanying notes are an integral part of these financial statements.

PROMUS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

1.  SUMMARY DESCRIPTION OF THE PLAN AND SIGNIFICANT ACCOUNTING POLICIES:

The following description of the Promus Retirement Savings Plan (the "Plan") is provided for general information purposes only. Reference should be made to the Plan Document for a more complete description of the Plan's provisions.

General

Prior to January 1, 1996, Promus Hotel Corporation was the plan sponsor of The Promus Hotel Corporation Savings and Retirement Plan (the "Predecessor Plan"). Effective December 31, 1995, the Plan was created by splitting the Predecessor Plan into three plans: the Promus Hotel Corporation Savings and Retirement Plan A ("Plan A"), the Promus Hotel Corporation Savings and Retirement Plan B ("Plan B"), and the Promus Hotel Corporation Employee Stock Ownership Plan ("ESOP"), (collectively referred to as the "S&RPs"). The participant accounts of the Predecessor Plan were transferred at fair value to these new plans.

On February 21, 1996, the Board of Directors of Promus Hotel Corporation elected to terminate the ESOP upon receipt of a favorable tax-exempt determination letter from the Internal Revenue Service (the "IRS"). The IRS issued a determination letter dated April 17, 1997 stating that the ESOP was designed in accordance with the applicable requirements of the Internal Revenue Code (the "IRC"). In the fourth quarter of 1997, participant balances were distributed and approximately $924,000 was transferred to the Plan.

Effective December 19, 1997, Promus Hotel Corporation completed a merger with Doubletree Corporation. The new parent company was named Promus Hotel Corporation. The former Promus Hotel Corporation became a wholly owned subsidiary of the parent company and was renamed Promus Operating Company, Inc. Effective as of the merger date, Plan A was amended to name Promus Operating Company, Inc. as the Plan sponsor.

Effective November 30, 1999, Hilton Hotels Corporation ("Hilton" or the "Company") acquired Promus Hotel Corporation in a merger (referred to herein as the "Merger"). In conjunction with the Merger, the Trustees voted to exchange Promus shares owned by Plan A for cash. However, as the Merger agreement called for a proration of cash consideration to be no more than 55% of the value of the Merger, final consideration was given to exchange Promus stock for a combination of cash, which was reinvested according to the participants' investment elections, and Hilton stock, which was placed in the Company Stock Fund.

Effective January 1, 2000, Plan A was amended and restated to, among other things, change the name to the Promus Retirement Savings Plan and change the vesting schedule from two years to five years. Also effective January 1, 2000, Plan B, the Doubletree Hotels Retirement Savings Plan and the Harrison Contributory Savings Plan merged into the Plan.

The Plan is a defined contribution plan, which was established to allow eligible employees of the Company or its designated affiliates to accumulate capital for their retirement. Participants can contribute pre-tax payroll dollars (i.e., temporary deferral of federal and/or state income taxes) to the Plan, as provided for under Sections 401(k) and 401(m) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Administration

General administration of the Plan is the responsibility of the Company, through its operating subsidiary Promus Operating Company, Inc., which acts as the Plan Administrator. The Trustees, who are appointed by the Company's Board of Directors, perform the duties and exercise the authority set forth in the Plan and the Promus Hotel Corporation Retirement Plans Master Trust Agreement (the "Master Trust").

The Company has delegated certain aspects of its authority for purposes of day-to-day administration. From January 2, 1996 through March 31, 1999, American Express Trust Company ("American Express") administered the Plan. American Express provided recordkeeping, accounting, daily trading and investment management services. On April 1, 1999, the assets of the Plan were transferred from American Express to State Street Bank and Trust Company ("State Street") and are being administered under the Master Trust. GE Investment Retirement Services ("GE"), a division of State Street, replaced American Express as administrator of the Plan. GE provides recordkeeping, accounting, daily trading, custodial and investment management services. Effective March 2000, GE changed its name to Citistreet.

Plan Investment Funds

Participants can elect to invest their account balances in one or in a combination of up to twelve separate funds provided by State Street under the Master Trust in five percent increments as follows:

•
GE Conservative Lifestyle Fund—mutual fund designed for investors who seek income and long-term growth of capital through investment in a mix of equity-oriented funds and fixed income-oriented funds, with a bias toward one or the other to be determined by the then current market forces;

•
GE Moderate Lifestyle Fund—mutual fund designed for investors who seek long-term growth of capital with a moderate level of current income through a mix of investments of equity-oriented funds and fixed income-oriented funds, with a bias toward equity-oriented funds for enhanced growth potential;

•
GE Aggressive Lifestyle Fund—mutual fund designed for investors who seek capital appreciation through investment in a mix of equity-oriented funds and fixed income-oriented funds, typically with a strong bias under normal market conditions toward equity-oriented funds for substantial growth potential;

•
GE Money Market Fund—mutual fund designed for investors who seek current income and liquidity while preserving their capital by investing in short-term, high-grade money market securities;

•
GE U.S. Equity Fund—mutual fund designed for investors who seek long-term capital appreciation by primarily investing in a diversified portfolio of growth and value stocks of U.S. companies;

•
SSgA S&P 500 Index Fund—mutual fund designed for investors who seek to replicate the total return of the S&P 500 Index;

•
MFS Massachusetts Investors Growth Stock Fund—mutual fund designed for investors who seek long-term growth of capital and future income rather than current income;

•
Vanguard Long-Term Corporate Bond Fund—mutual fund designed for investors who seek a high and sustainable level of interest income;

•
T. Rowe Price International Stock Fund—mutual fund designed for investors who seek long-term growth of capital and income principally through a diversified portfolio of stocks of established non-U.S. issuers;

•
Pacific Investment Management Company (PIMCO) Total Return Fund—mutual fund designed for moderately aggressive investors who seek maximum return consistent with preservation of capital;

•
AIM Constellation Fund—mutual fund designed for investors who seek aggressive capital growth primarily through shares of small and medium sized companies that have demonstrated superior earnings growth;

•
Hilton Hotels Corporation Stock Fund—invests in units of a pooled fund shared between the plans in the Master Trust, which in turn owns the Company's common stock and certain money market instruments. The fund's return is based on the change in market value of the Company's common stock, including any dividends declared thereon;

Employee Eligibility, Vesting and Termination

The Plan is available to all employees of the Promus Operating Company or its direct and indirect subsidiaries. Eligible employees may join the Plan on or after the first entry date (January 1, April 1, July 1 or October 1) following completion of 12 consecutive months during which they are credited with at least 1,000 hours of service. Employees must also be at least 21 years of age to join the Plan.

Effective January 1, 2000, participants vest in the Company's matching contributions after five calendar years of credited service as follows:

Years of Credited Service	Vested Percentage
Less than 1	0%
At least 1, but less than 2	10%
At least 2, but less than 3	25%
At least 3, but less than 4	50%
At least 4, but less than 5	75%
5 or more	100%

Participants who were initially employed with the Company between November 13, 1996 and December 31, 1999, vest in the Company's matching contributions after two calendar years of credited service as follows:

Years of Credited Service	Vested Percentage
Less than two years	0%
Two years or more	100%

An employee's active participation in the Plan ceases upon separation of service, at which time the vested account balance can either be withdrawn or remain in the Plan according to the Plan Document.

Plan Expenses

Administrative expenses charged by State Street are paid by the Plan. Currently, at the Company's discretion, other administrative expenses are paid by the Company.

Participants' Contributions and Withdrawals

Participants may elect to make basic contributions ranging from one to six percent of eligible earnings, as defined. If a non-highly compensated participant makes basic pre-tax contributions of six percent of earnings to the Plan, the participant may elect to make supplemental pre-tax contributions of up to an additional ten percent. Highly compensated employees may contribute up to six percent of eligible earnings, as defined.

Participants' contributions, vested matching Company contributions and related income may be withdrawn by giving 30 days written notice subject to Plan and IRS rules. In-service withdrawals of pre-tax contributions and matching contributions are subject to hardship rules if the withdrawal occurs before age 59 1/2. Withdrawal of those contributions will prohibit participants from making further contributions for a period of twelve months following the receipt of a hardship withdrawal. Although after-tax contributions are no longer allowed under the Plan after March 31, 1999, after-tax contributions and any earnings thereon may be withdrawn without this penalty.

Employer Matching Contributions

The Company matches the participant basic contributions up to 6% of the participant's compensation.

Benefit Payments

On termination of service, a participant may elect to receive his or her vested account balance as either a lump-sum amount, equal installments over a term not to exceed fifteen years or other optional forms of benefit payments as defined by the Plan.

Forfeitures and Plan Net Income

The Plan provides for amounts attributed to non-vested Company matching contributions of terminated employees to be forfeited at the earlier of (1) distribution of vested account balances or (2) a five-year break in service. Forfeitures are used to pay expenses of the Plan, which are not otherwise passed through to participants' accounts. Any remaining forfeitures are used to reduce Company matching contributions.

Participants' accounts are valued daily based on the market value of the participants' respective investment funds at the close of each trading day.

Loans

Loans may be made to participants upon written application to the Plan Administrator. All loans, other than those used to acquire or construct the principal residence of a participant, shall be repaid within five years. The minimum amount that may be borrowed is $1,000. Participants may have up to two loans outstanding at any one time. The balance of loans outstanding under the Plan to a participant may not exceed $50,000 (which is subject to reduction if another loan is outstanding), one-half of the vested balance of the participant's account or the participant's available funds, whichever is less. Loans bear fixed interest at the prime lending rate as published in the Wall Street Journal on the date of each loan. At December 31, 2000 and 1999, rates on outstanding loans ranged from 7.5% to 9.5%. Principal and interest paid by a participant are credited to the participant's account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  INVESTMENTS:

Investments in mutual funds and stocks are stated at fair value on the last business day of the Plan year.

As of December 31, the fair value of individual investments that represent 5% or more of the Plan's equity investment in the Master Trust's net assets are as follows (in thousands):

	2000	1999
GE Moderate Lifestyle Fund	$27,232	$—
PIMCO Total Return Fund	14,708	8,030
Hilton Hotels Corporation Stock Fund	17,306	12,471
GE Money Market Fund	33,696	8,501
GE U.S. Equity Fund	33,221	4,531
AIM Constellation Fund	23,749	12,058
MFS Massachusetts Investors Growth Stock Fund	14,161	7,626
SSgA S&P 500 Index Fund	43,543	21,462

During 2000 and the period from April 1, 1999 to December 31, 1999, the Plan's equity investment in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(25,237) and $6,293, respectively, as follows (in thousands):

	2000	1999
Registered investment companies	$(26,797)	$5,943
Common stock	1,560	350

	$(25,237)	$6,293

For the period from January 1, 1999 to March 31, 1999, the Plan's investments held by American Express (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,540 as follows (in thousands):

Registered investment companies	$726
Common stock	2,814

$3,540

Selected financial data of the Master Trust is presented in Note 6. The Plan's percent of equity in each fund of the Master Trust as of December 31, 2000 and 1999 was 100% and 36%, respectively.

3.  PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

4.  TAX STATUS:

The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the IRC; therefore, the trust funds of the Plan are intended to be exempt from federal income taxes under Section 501(a). A favorable determination letter regarding the Plan's status, dated April 17, 1997, was received from the IRS. The Plan has been subsequently amended and restated, however, the Plan's management believes the Plan is being operated in compliance with applicable requirements and continues to be exempt from Federal income taxes.

5.  SUBSEQUENT EVENTS:

Effective January 1, 2001, the Plan was merged into the Hilton Thrift Savings Plan. Effective January 1, 2001, the Hilton Thrift Savings Plan was amended and restated to, among other things, change the name of the Plan to the Hilton 401(k) Savings Plan.

In conjunction with the merger, four new funds were available for Plan participants: Fidelity Growth Company Fund, American Balanced Fund, Fixed Income Fund and the Self-Managed Brokerage Account. Also, in conjunction with the merger, participants could no longer contribute to the Hilton Hotels Corporation Stock Fund, however, participants could retain their balance in the fund or transfer their balances to other funds.

6.  SELECTED FINANCIAL DATA OF THE PROMUS HOTEL CORPORATION RETIREMENT PLANS MASTER TRUST:

PROMUS HOTEL CORPORATION RETIREMENT PLANS MASTER TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 2000
(in thousands)

	GE Conserv- ative Lifestyle Fund	GE Moderate Lifestyle Fund	GE Aggressive Lifestyle Fund	GE Money Market Fund	GE U.S. Equity Fund	SSgA S&P 500 Index Fund	PIMCO Total Return Fund	Vanguard Long-Term Corp. Bond Fund	AIM Constellation Fund	MFS Mass Investors Growth Stock Fund	T. Rowe Price Inter- national Stock Fund	Company Stock Fund	Total
Investments, at fair value:
Registered investment companies	$3,079	$27,232	$6,030	$—	$33,221	$43,543	$14,708	$2,914	$23,749	$14,161	$11,457	$—	$180,094
Common stock	—	—	—	—	—	—	—	—	—	—	—	17,201	17,201
Short-term investment fund	—	—	—	—	—	—	—	—	—	—	—	105	105
Interest bearing cash	—	—	—	33,696	—	—	—	—	—	—	—	—	33,696

Total investments	3,079	27,232	6,030	33,696	33,221	43,543	14,708	2,914	23,749	14,161	11,457	17,306	231,096
Receivables:
Interest, dividends and other	—	—	—	—	—	—	—	—	—	—	—	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$3,079	$27,232	$6,030	$33,696	$33,221	$43,543	$14,708	$2,914	$23,749	$14,161	$11,457	$17,306	$231,096

PROMUS HOTEL CORPORATION RETIREMENT PLANS MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 2000
(in thousands)

	GE Conserv- ative Lifestyle Fund	GE Moderate Lifestyle Fund	GE Aggressive Lifestyle Fund	GE Money Market Fund	GE U.S. Equity Fund	SSgA S&P 500 Index Fund	PIMCO Total Return Fund	Vanguard Long-Term Corp. Bond Fund	AIM Constellation Fund	MFS Mass Investors Growth Stock Fund	T. Rowe Price Inter- national Stock Fund	Company Stock Fund	Total
Change attributable to:
Investment activities:
Dividend income	$175	$3,326	$490	$—	$2,151	$2,801	$857	$127	$4,895	$1,285	$915	$134	$17,156
Interest income	—	—	—	1,971	—	—	—	—	—	—	—	15	1,986
Net appreciation (depreciation)
In fair value of investments	(57)	(3,294)	(607)	—	(2,196)	(7,391)	666	96	(8,251)	(2,454)	(3,309)	1,560	(25,237)

Net investment income (loss)	118	32	(117)	1,971	(45)	(4,590)	1,523	223	(3,356)	(1,169)	(2,394)	1,709	(6,095)

Participant contributions	1,100	1,953	1,077	2,635	2,920	3,797	934	295	2,158	1,784	1,275	1,338	21,266
Employer contributions	778	1,374	739	1,995	1,961	2,540	696	203	1,509	1,281	883	1,303	15,262
Transfers, net	40	(440)	1,582	2,023	(505)	(4,469)	(624)	898	7,335	4,518	239	(104)	10,493

Total	1,918	2,887	3,398	6,653	4,376	1,868	1,006	1,396	11,002	7,583	2,397	2,537	47,021

Distributions and withdrawals	(398)	(2,679)	(529)	(6,424)	(3,492)	(5,944)	(1,355)	(226)	(3,083)	(1,722)	(1,344)	(1,914)	(29,110)
Administrative fees	(8)	(24)	(5)	(70)	(34)	(57)	(21)	(3)	(30)	(19)	(14)	(35)	(320)

Total	(406)	(2,703)	(534)	(6,494)	(3,526)	(6,001)	(1,376)	(229)	(3,113)	(1,741)	(1,358)	(1,949)	(29,430)

Net increase (decrease) in net assets	1,630	216	2,747	2,130	805	(8,723)	1,153	1,390	4,533	4,673	(1,355)	2,297	11,496
NET ASSETS AVAILABLE FOR BENEFITS:
December 31, 1999	1,449	27,016	3,283	31,566	32,416	52,266	13,555	1,524	19,216	9,488	12,812	15,009	219,600

December 31, 2000	$3,079	$27,232	$6,030	$33,696	$33,221	$43,543	$14,708	$2,914	$23,749	$14,161	$11,457	$17,306	$231,096

PROMUS HOTEL CORPORATION RETIREMENT PLANS MASTER TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
DECEMBER 31, 1999
(in thousands)

	GE Conserv- ative Lifestyle Fund	GE Moderate Lifestyle Fund	GE Aggressive Lifestyle Fund	GE Money Market Fund	GE Fixed Income Fund	GE U.S. Equity Fund	SsgA S&P 500 Index Fund	SsgA Small Cap Fund	PIMCO Total Return Fund	Vanguard Long-Term Corp. Bond Fund	AIM Constellation Fund	MFS Mass Investors Growth Stock Fund	T. Rowe Price Inter- national Stock Fund	Company Stock Fund	Total
Investments, at fair value:
Registered investment companies	$1,449	$27,016	$3,283	$—	$—	$32,416	$52,266	$—	$13,486	$1,516	$19,216	$9,488	$12,812	$—	$172,948
Common stock	—	—	—	—	—	—	—	—	—	—	—	—	—	14,744	14,744
Short-term investment fund	—	—	—	—	—	—	—	—	—	—	—	—	—	241	241
Interest bearing cash	—	—	—	31,543	—	—	—	—	—	—	—	—	—	—	31,543

Total investments	1,449	27,016	3,283	31,543	—	32,416	52,266	—	13,486	1,516	19,216	9,488	12,812	14,985	219,476
Receivables:
Interest, dividends and other	—	—	—	23	—	—	—	—	69	8	—	—	—	24	124

NET ASSETS AVAILABLE FOR BENEFITS	$1,449	$27,016	$3,283	$31,566	$—	$32,416	$52,266	$—	$13,555	$1,524	$19,216	$9,488	$12,812	$15,009	$219,600

PROMUS HOTEL CORPORATION RETIREMENT PLANS MASTER TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1999
(in thousands)

	GE Conserv- ative Lifestyle Fund	GE Moderate Lifestyle Fund	GE Aggressive Lifestyle Fund	GE Money Market Fund	GE Fixed Income Fund	GE U.S. Equity Fund	SsgA S&P 500 Index Fund	SsgA Small Cap Fund	PIMCO Total Return Fund	Vanguard Long-Term Corp. Bond Fund	AIM Constellation Fund	MFS Mass Investors Growth Stock Fund	T. Rowe Price Inter- national Stock Fund	Company Stock Fund	Total
Change attributable to:
Investment activities:
Dividend income	$58	$1,254	$103	$—	$—	$3,291	$1,864	$—	$—	$—	$1,417	$685	$655	$—	$9,327
Interest income	—	—	—	1,266	(114)	—	—	—	—	—	—	—	—	—	1,152
Net appreciation (depreciation) in fair value of investments	23	2,229	295	—	—	1,405	5,986	4,550	29	(86)	4,059	1,251	2,414	969	23,124

Net investment income (loss)	81	3,483	398	1,266	(114)	4,696	7,850	4,550	29	(86)	5,476	1,936	3,069	969	33,603

Participant contributions	690	1,943	566	2,989	309	2,586	3,221	319	668	171	1,024	683	1,034	1,166	17,369
Employer contributions	58	345	138	507	75	761	1,060	64	354	102	473	418	323	3,689	8,367
Transfers, net	716	23,843	2,344	30,095	(34)	27,061	45,730	(4,525)	13,720	2,500	12,988	6,722	9,394	10,538	181,092

Total	1,464	26,131	3,048	33,591	350	30,408	50,011	(4,142)	14,742	2,773	14,485	7,823	10,751	15,393	206,828

Distributions and withdrawals	(95)	(2,582)	(161)	(3,260)	(233)	(2,671)	(5,588)	(406)	(1,217)	(1,164)	(745)	(271)	(1,001)	(1,360)	(20,754)
Administrative fees	(1)	(16)	(2)	(31)	(3)	(17)	(7)	(2)	1	1	—	—	(7)	7	(77)

Total	(96)	(2,598)	(163)	(3,291)	(236)	(2,688)	(5,595)	(408)	(1,216)	(1,163)	(745)	(271)	(1,008)	(1,353)	(20,831)

Net increase in net assets	1,449	27,016	3,283	31,566	—	32,416	52,266	—	13,555	1,524	19,216	9,488	12,812	15,009	219,600
NET ASSETS AVAILABLE FOR BENEFITS:
December 31, 1998	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

December 31, 1999	$1,449	$27,016	$3,283	$31,566	$—	$32,416	$52,266	$—	$13,555	$1,524	$19,216	$9,488	$12,812	$15,009	$219,600

SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROMUS RETIREMENT SAVINGS PLAN
DATED: June 27, 2001	By	/s/ DIETER HUCKESTEIN Dieter Huckestein Chair, Investment Committee of the Plan

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FORM 11-K
Financial Statements.
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31,
NOTES TO FINANCIAL STATEMENTS
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 2000
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 2000
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1999
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1999
SIGNATURE